Wonder Auto Technology, Inc.
No. 56 Lingxi Street
Taihe District
Jinzhou City, Liaoning
People’s Republic of China, 121013

November 1, 2006

By EDGAR Transmission and by Hand Delivery

Ms. Messeret Nega
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Wonder Auto Technology, Inc
Amendment No. 3 to Form S-1 filed October 4, 2006 File No. 333-135250

On behalf of Wonder Auto Technology, Inc. (“Wonder” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in the letter from the Staff, dated October 11, 2006, with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Our Background and History, page 1

1.
Please revise to disclose the terms of the credit facility and to briefly discuss the domestic commercial invoice discount agreement and the RMB short term loan agreement in the summary. Additionally, revise to clarify the significance of the Dong Woo share purchase. In this regard, we note that investors do not learn that Dong Woo is one of your suppliers until they read the MD&A section.

Wonder Response: We have revised our disclosure under the caption “PROSPECTUS SUMMARY - Our Background and History” which now provides, in pertinent part, that:

On August 21, 2006, our subsidiary Halla entered into a credit facility agreement with the Bank of China, Jinzhou Tiebei branch, pursuant to which the bank has agreed to make available to Halla a RMB 80 million (approximately US $10 million) revolving credit facility. The agreement terminates on August 8, 2007 but may be renewed upon the bank’s approval of Halla’s application for such renewal. A separate agreement will be entered into each time as advance is made under the credit facility. The interest rate on each advance as well as the corresponding date of repayment established will be memorialized in the separate agreement.

In connection with the credit facility agreement, Halla entered into a domestic commercial invoice discount agreement, dated August 21, 2006, with the Bank of China, Jinzhou branch, which has established for Halla a receivables based credit facility of up to RMB 30 million (approximately US $3.75 million). During the term of the agreement, which terminates on August 8, 2007, Halla may from time to time request an advance or advances of an amount equal to the face value of commercial invoices acceptable to the bank. Advances must be made by the bank within three business days after Halla’s submission of such commercial invoices and other required documents, including an agreement to assign such commercial invoices. Under the agreement, Halla agreed to pay a fee equal to 0.15-0.3% of the face value of the commercial invoice for each advance and an interest at a rate equal to 90% of the People’s Bank of China prime rate. The interests accrete till the full payment of the acceptable commercial invoices by Halla’s customers to the bank.

In addition, on September 13, 2006, Halla entered into a RMB short-term loan agreement with the Bank of China, Jinzhou Tiebei branch pursuant to which the bank loaned Halla RMB 30 million (approximately US $3.75 million) with an annual interest rate of 6.12% and which must be repaid on a quarterly basis commencing December 20, 2006. The loan is due on September 20, 2007 and secured with a lien on certain of Halla’s properties. As a result of the credit facilities received under the domestic commercial invoice discount agreement and the RMB short-term loan agreement, Halla has drawn an aggregate of RMB 60 million (approximately US $7.5 million) as of September 28, 2006. There are RMB 20 million (approximately US $2.5 million) credit facilities remaining.

On August 23, 2006, our subsidiary Wonder Auto acquired 50% of the total shares of Jinzhou Dong Woo Precision Co. Ltd. or Dong Woo, one of our suppliers of raw materials. Pursuant to this agreement, Wonder Auto has obtained the right to designate three out of five members of the board of directors of Dong Woo.

If our credit providers were to default on the credit facility agreement, page 4

2.
We note your revision in response to our prior comment one. Please revise to disclose any restrictions placed on the company by the credit facility agreement. For example, disclose any limitations on its ability to borrow addition funds or enter into significant transactions.

Wonder Response: The credit facility agreement entered into between Halla and the Bank of China, Jinzhou Tiebei branch does not impose any limitation on our ability to borrow additional funds or enter into other significant financing transactions.

Wonder Auto Technology. Inc. Consolidated Financial Statements for each of the three years in the period ended December 31, 2005

Note 2. Corporate information

(b) Reorganization before RTO, page 33

3.
Please revise your amounts related to your common stock (i.e. number of shares and per share price) disclosed throughout page F-34 to retroactively effect the recapitalization transaction on June 22, 2006 and the 2.449719-for-1 forward stock split accordingly. You should proportionally adjust each amount based on the 17,227,198 total common stock amount after the recapitalization and forward stock split.

Wonder Response: We have revised note 2(b) to the Consolidated Financial Statements for each of the three years ended December 31, 2005, 2004 and 2003 to account for the retroactive effect of the recapitalization transaction on June 22, 2006 and the 2.449719-for-1 forward stock split.

If you would like to discuss any of the responses to the Staff’s comments or any other matters, please contact the undersigned at (01186-416) 5186632 or Joe Tiano, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4306.

Sincerely,

Wonder Auto Technology, Inc.

By:	/s/ Qingjie Zhao
Qingjie Zhao Chief Executive Officer